EXHIBIT 4

For immediate release	15 March 2012

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified yesterday of changes in the share ownership of executive directors of the company pursuant to the exercise and satisfaction of awards under the 2004 Leadership Equity Acquisition Plan (“LEAP”) granted in 2007.

On 14 March 2012 Sir Martin Sorrell became entitled to receive 386,344 shares which vested pursuant to the award granted under LEAP in 2007, but has deferred the receipt of these shares following the approval granted by WPP’s Share Owners at their General Meeting held on 24 November 2010. Sir Martin is entitled to exercise his option to receive 207,565 of these shares at any time until 1 December 2017, with the remaining 178,779 shares due to be received on 30 November 2017.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 17,910,207 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, receipt of which have been deferred), representing 1.4208% of the issued share capital of WPP. The JMMRJ Sorrell Foundation holds 805,936 WPP shares, representing 0.0639% of WPP’s issued share capital.

On 14 March 2012 Mr Paul Richardson exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2007 in relation to 154,538 shares. On 14 March 2012 Mr Paul Richardson sold 77,273 shares in order to fund taxes.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 613,055 shares (the majority being in WPP ADRs), representing 0.0486% of WPP’s issued share capital.

On 14 March 2012 Mr Mark Read exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2007 in relation to 38,633 shares. On 14 March 2012 Mr Mark Read sold all of those shares in order to fund taxes and other financial commitments.

At today’s date Mr Mark Read’s beneficial holding is 104,731 shares, representing 0.0083% of WPP’s issued share capital.

END